January 30, 2013

VIA EDGAR, EMAIL transmission AND FEDERAL EXPRESS

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attn: Brian Soares and Russell Mancuso

Re:      Plug Power Inc.
Registration Statement on Form S-1
Filed on January 15, 2013
File No. 333-186041

Ladies and Gentlemen:

This letter is submitted on behalf of Plug Power Inc. (the “Company”) in response to comments received on January 29, 2013 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Registration Statement on Form S-1 (File No. 333-186041) (the “Registration Statement”) filed with the Commission on January 15, 2013.  The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.  We will separately deliver to you via email a redline copy of Amendment No. 1, marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to your comment letter.  For your convenience, we have reproduced herein each of your numbered comments in bold font before the Company’s response thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1.

Form S-1

1.   Please revise your filing to include all information except that which can be excluded by Rule 430A. We note for example that you have not included the number of shares or warrants offered.

RESPONSE:  The Company acknowledges the Staff’s comment and has revised the Registration Statement by disclosing in Amendment No.1 an estimate of the number of shares and warrants to be offered.  In addition, we will add to the prospectus in the Registration Statement as soon as available all remaining omitted information that is not subject to Rule 430A, including the proposed maximum offering price for the shares and warrants.  Once available, the Company will include such information on the cover page of the prospectus as well as the body of the prospectus.

Prospectus Summary, page 1

U.S. Securities and Exchange Commission

January 30, 2013

2.   Please balance your summary to highlight prominently your liquidity situation. Include information regarding your accumulated deficit, current resources, burn rate, and length of time that your current resources will support your operations.

RESPONSE:  We have revised the summary on p.3 and p.7 of Amendment No. 1 to address the Staff’s comment.

Signatures, page II-3

3.   Please indicate below the second paragraph of text required on the Signatures page who signed your document in the capacity of controller or principal accounting officer. Refer to Section 6(a) of the Securities Act and Instruction 1 to the Form S-1 Signatures page.

RESPONSE:  In response to the Staff’s comment, we have revised the Registration Statement by disclosing in Amendment No. 1 on the Signatures page which person signed the Registration Statement in the capacity of controller or principal accounting officer.

* * * * *

            Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

            Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

January 30, 2013

            If you have any further questions concerning the Amendment No. 1, please contact me at 617.570.1394.

Very truly yours,

/s/ Robert P. Whalen
Robert P. Whalen, Jr., Esq. Goodwin Procter LLP

cc:        Gerard L. Conway Jr., Esq., Plug Power Inc.

            Jocelyn M. Arel, Esq., Goodwin Procter LLP